Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM COMPLETES DISTRIBUTION AND SUPPLY
AGREEMENT WITH GRÜNENTHAL FOR TWICE-DAILY
TRAMADOL-ACETAMINOPHEN FOR A NUMBER OF
EUROPEAN COUNTRIES

The Agreement Includes Up-Front and Milestone Payments of up to7.5 million Euros

LAVAL, Québec (October 8, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that its wholly owned subsidiary, Labopharm Europe Limited, has completed a distribution and supply agreement with Grünenthal GmbH for its twice-daily tramadol acetaminophen formulation for a number of countries in Europe.

Under the terms of the agreement, Grünenthal has the exclusive right to market and sell Labopharm's twice-daily tramadol-acetaminophen formulation in a number of European countries. Labopharm will supply Grünenthal with unpackaged tablets and will receive a fixed transfer price inclusive of gross margin.

Labopharm will receive 3.5 million Euros on signature and up to 4 million Euros in milestone payments upon achievement of certain regulatory and product reimbursement approvals prior to the launch of the product.

"We are pleased to have established the first marketing partnership for our twice-daily tramadol-acetaminophen formulation," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "This agreement represents the initial step in the international commercialization plan for our tramadol-acetaminophen product. We are currently in discussion with Grünenthal to potentially expand our agreement to include additional European countries. We are also in discussion with other potential partners to conclude distribution and supply agreements for other jurisdictions around the world."

"We are enthusiastic to have the opportunity to commercialize Labopharm’s innovative pharmaceutical formulation of one of our major brands, Zaldiar", said Wolfgang Becker, Member of the Executive Board at Grünenthal and in charge of the world wide Commercial Operations, "and we are convinced that prescribers will welcome this form for the benefit of their patients."

Labopharm is responsible for obtaining regulatory approval in most of the countries covered by the agreement. The Company is pursuing regulatory approval in Europe through the Mutual Recognition Procedure (MRP) and expects to submit its application for marketing authorization to the reference member state (RMS) before the end of 2009.

The estimated Euro sales in the countries covered by the agreement represent approximately 27% of the immediate release tramadol-acetaminophen combination products’ market in Europe, as per the last 12 months ending June, 2009.

About Grünenthal

Grünenthal is passionate about globally being the preferred partner in pain management for patients, health care professionals, and payors. The corporation drives innovation to expand European market leadership in moderate to severe pain. Grünenthal is an independent, family-owned German corporation with companies in 34 countries all over the world. Founded in 1946, the corporation employs 2,000 people in Germany and 5,200 worldwide. In 2008, Grünenthal achieved revenues of about 864 million Euros. More information: www.grunenthal.com

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial	Media and Investor Relations
Officer	Tel: (416) 815-0700
Tel: (450) 686-0207	jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com